UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  001-14369

American Community Properties Trust
 (Exact name of registrant as specified in its charter)

222 Smallwood Village Center
St. Charles, Maryland 20602
(Address of Principal Executive Offices, Including Zip Code)

Common Shares of Beneficial Interest, par value $0.01 per share
 (Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]	Rule 12h-3(b)(1)(i)	[X]
Rule 12g-4(a)(2)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, American Community Properties Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 31, 2009

AMERICAN COMMUNITY PROPERTIES TRUST

By:                /s/ Matthew M. Martin
Name:           Matthew M. Martin
Title:            Chief Financial Officer